THE EMERGING MARKETS TELECOMMUNICATIONS FUND, INC.
FORM N-SAR
File Number:    811-6562
Registrant CIK Number:  0000884042
Item 77. (A) (C) Matters submitted to a vote of security holders

RESULTS OF ANNUAL MEETING OF SHAREHOLDERS (unaudited)
On October 15, 1998, the annual meeting of shareholders of The Emerging Markets Telecommunications Fund, Inc. (the "Fund") was held and the following matters were voted upon:

(1) To re-elect three directors to the Board of Directors of the Fund.
Name of Director         For     Withheld   Non-Votes
Dr. Enrique R. Arzac 5,938,285    852,815   1,643,819
Peter A. Gordon      5,906,272    884,828   1,643,819
Martin M. Torino     5,910,734    880,366   1,643,819

In addition to the directors re-elected at the meeting, James J. Cattano, George W. Landau, William W. Priest, Jr. and Richard W. Watt continue to serve as directors of the Fund.

 (2) To ratify the selection of PricewaterhouseCoopers LLP as independent public accountants for the fiscal year ending May 31, 1999.

For        Against   Abstain   Non-Votes
6,708,286   47,217   35,597    1,643,819

(3) To consider a shareholder proposal to have the Board of Directors implement measures designed to enable shareholders to purchase and sell shares of the Fund at net asset value.

For        Against   Abstain  Broker Non-Votes  Non-Votes
2,151,157  1,374,78  132,311     3,132,850      1,643,819

The above resolution was approved. Since the resolution was in the form of a recommendation only, it did not require for the its passage the vote generally required under the Fund's charter (75% of outstanding shares) to open-end the Fund.

On October 21, 1998, the Board authorized the repurchase by the Fund of up to 15% of the Fund's outstanding common stock, for the purpose of enhancing shareholder value. This program is currently being implemented. The Board considered the proposal at its subsequent meeting and Unanimously voted not to implement the recommendation at this time.